04033471

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003.

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____

Commission file number: 000-21272

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanmina-SCI Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

Financial Statements and Exhibit

The Sanmina-SCI Corporation 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2002 and December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, KPMG LLP

Sanmina-SCI Corporation
Sanmina-SCI Corporation 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Sanmina-SCI Corporation 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANMINA-SCI CORPORATION 401(k) PLAN
(Name of plan)

Date: June 18, 2004

By: /s/ Deborah Streeter
(Signature)
Name: Deborah Streeter
Title: Corporate Benefits Director
Plan Administrator

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Sanmina-SCI Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanmina-SCI Corporation 401(k) Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 18, 2004

Sanmina-SCI Corporation 401(k) Plan

TABLE OF CONTENTS

The following Exhibits are filed as part of this annual report:

Exhibit Number	**Description**
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP

KPMG

SANMINA-SCI CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

SANMINA – SCI CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value	$ 337,845,853	258,094,874
Participant loans	9,811,264	10,531,762
Assets held for investment purposes	347,657,117	268,626,636
Due from broker for securities sold	482,123	—
Interest receivable	773	475
Total assets	348,140,013	268,627,111
Liabilities:		
Excess contributions	—	215,582
Other liabilities	—	1,565
Total liabilities	—	217,147
Net assets available for benefits	$ 348,140,013	268,409,964

See accompanying notes to financial statements.

SANMINA - SCI CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Investment income (loss):		
Interest and dividends	$ 1,025,497	$ 5,399,809
Net appreciation (depreciation) in fair value of investments	77,211,010	(70,074,115)
Net investment income (loss)	78,236,507	(64,674,306)
Contributions:		
Participant	23,147,920	22,670,699
Employer	11,147,951	11,109,724
Rollover	4,006,003	3,535,229
	38,301,874	37,315,652
Deductions:		
Benefits paid to participants	36,707,245	41,601,666
Administrative expenses	101,087	83,542
Total deductions	36,808,332	41,685,208
Net increase (decrease) prior to transfer from other plan	79,730,049	(69,043,862)
Transfer from other plan	—	125,585,455
Net increase	79,730,049	56,541,593
Net assets available for benefits:		
Beginning of year	268,409,964	211,868,371
End of year	$ 348,140,013	$ 268,409,964

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

The following description of the Sanmina-SCI Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established by Sanmina-SCI Corporation (Sanmina-SCI, the Plan Sponsor, or the Company) to provide benefits to eligible employees as defined in the Plan document who have completed one month of service. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Administration

Under the terms of the Plan, Fidelity Management Trust Company (Fidelity) acts as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator, Fidelity Investments Institutional Operations Company, Inc. 401(k) Recordkeeping Services, who processes and maintains the records of participant data.

(c) Contributions

Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation as a salary deferral in an amount from 1% to 85% of a participant's compensation per payroll period, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Subject to the approval of the plan administrator, participants may transfer or rollover account balances from another qualified plan, an individual retirement account, an annuity contract described in Internal Revenue Code Section 403(b), or a governmental plan described in Internal Revenue Code Section 457.

The Company is allowed to make matching contributions as defined in the Plan and as approved by the board of directors. In 2003 and 2002, the Company matched contributions equal to 75% of each eligible participant's salary deferral contribution up to a maximum of 6% of the participant's compensation per payroll period, not to exceed $2,700 per year.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

(e) Vesting

The portion of the participant's account attributable to salary deferrals is always 100% vested. Except as noted below, the portion of the participant's account attributable to Company matching contributions is 100% vested after four years of service at the rate of 25% per year.

Former employees of Interworks Computer Products, Inc. and Hadco Corporation are 100% vested in the portion of the participant's account attributable to their employer matching contributions account after three years of service at the rate of 50% after the first year and 25% thereafter. Former employees of Elexsys and Pragmatech are always 100% vested in the portion of the participant's account attributable to their employer matching contributions account.

(f) Forfeited Accounts

As of December 31, 2003 and 2002, forfeited nonvested accounts totaled approximately $230,000 and $618,000, respectively. These accounts are used to restore participant accounts, reduce future employer contributions, or to pay plan administrative expenses. In 2003 and 2002, $22,984 and $6,616, respectively, of nonvested forfeited amounts were used to pay administrative expenses. Additionally, in 2003 $589,256 of nonvested forfeitures were used to reimburse former participants who became fully vested due to a partial plan termination (note 8). No forfeitures were used to reduce employer contributions during 2003 and 2002.

(g) Payment of Benefits

Upon termination, the participant or beneficiary will receive benefits in a lump sum amount equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000 determined without regard to any amounts in the participant's rollover account.

(h) Participant Loans

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is determined by the Committee. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates which range from 5.0% to 10.5%.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Revenue Recognition

Investments are stated at fair value. Investments in registered investment companies are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices based on the last reported sales price for each stock on the last business day of the year. Money market funds and participant loans are valued at cost which approximates fair value. The investments in the Managed Income Fund are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are 0.67% to 11.75% for the year ended December 31, 2003 and 1.48% to 11.75% for the year ended December 31, 2002. Purchases and sales of securities are reported on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(c) Administrative Expenses

All expenses incurred in the administration of the Plan are generally charged to and paid by the Company, except for expenses of $101,087 and $83,542 for the years ended December 31, 2003 and 2002, respectively, related to recordkeeping services provided by Fidelity.

(d) Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock, and money market funds offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(e) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3) Party-In-Interest Transactions

The Plan has included investment options in funds that are managed by Fidelity, the trustee of the Plan, and shares of common stock of the Plan Sponsor. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. As of December 31, 2003 and 2002, the fair value of the investments in Fidelity Funds and Sanmina-SCI common stock were $252,280,360 and $212,072,432 and $35,459,534 and $12,999,026, respectively.

(Continued)

Participants may direct a portion of their account to the Company Stock Account so that they may invest in the qualifying employer securities of the Company. No participant is permitted to allocate more than 50% of his or her total vested contributions to the Company Stock Account and the maximum amount of the participant's account balance that can be allocated to the Company Stock Account is limited to 50% of the participant's account.

The Plan is intended to be an "ERISA Section 404(c) plan." Under ERISA Section 404(c), the Plan's fiduciaries are relieved of liability for losses that arise from a participant's investment choices.

(4) Investments

The following table represents the fair values of investments as of December 31. Investments that represent 5% or more of the Plan's net assets are identified with (*) for 2003 and (**) for 2002.

Description		2003	2002
Mutual funds:			
PIMCO Total Return Fund**	$	14,243,671	14,256,622
State Street Research Aurora Fund – Class A*/**		18,183,418	10,967,505
Fidelity Magellan Fund*/**		33,280,242	25,950,249
Fidelity Equity – Income Fund*/**		21,630,580	17,415,759
Fidelity Growth Company Fund*/**		60,861,403	43,027,063
Others		82,138,293	57,236,653
		230,337,607	168,853,851
Money market funds:			
Fidelity Retirement Money Market Portfolio*/**		39,084,007	40,769,606
Others		602,368	402,952
		39,686,375	41,172,558
Common and collective fund:			
Fidelity Managed Income Fund*/**		32,357,087	35,062,760
Noninterest-bearing cash		5,250	6,679
Sanmina – SCI Corporation Stock Fund		35,459,534	12,999,026
Participant loans		9,811,264	10,531,762
Total investments	$	347,657,117	268,626,636

During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2003	2002
Mutual funds	$	53,775,041	(52,682,571)
Common stock		23,435,969	(17,391,544)
	$	77,211,010	(70,074,115)

(Continued)

(5) Tax Status

The Internal Revenue Service (IRS) has made a favorable determination on the plan and informed the Company, by a letter dated November 20, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(6) Plan Merger

On July 13, 2001, the Company entered into a definitive merger agreement with SCI Systems, Inc. (SCI). On December 6, 2001, the merger was completed. SCI merged with a wholly owned subsidiary of Sanmina such that, SCI became a wholly owned subsidiary of Sanmina-SCI, Inc. Effective April 1, 2002, all participants in the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program (SCI Plan) became eligible to participate in the Plan, and net assets in the amount of $125,585,455 were transferred to the Plan in 2002.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(8) Partial Plan Termination

In 2002 and 2001, the Company approved various restructuring plans to close and consolidate certain manufacturing facilities in North America, Europe and Asia as a result of the ongoing slowdown in the electronics manufacturing industry. In conjunction with these restructurings, the Company had workforce reductions affecting greater than 20% of eligible participants in the Plan. In accordance with IRS regulations, the Company determined in January 2003 that these workforce reductions resulted in a partial plan termination. This partial plan termination required the Company to vest all participants affected by the workforce reduction at 100% in previously unvested employer contributions in the amount of $589,256.

(9) Plan Amendment

During 2002, the Company amended and restated the Plan document to incorporate federal laws passed since 1994 commonly known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan document was also amended to add the Company common stock as an investment option and to reflect changes in the Plan's forfeiture provisions.

(10) Excess Contributions

In 2002, there were $215,582 of excess contributions made to the plan. Of the excess contributions during 2002, $206,908 and $8,674 were made by the employees and the Company, respectively. The excess contributions were the result of the plan failing the nondiscrimination test requirements and contributions made in excess of the amounts allowed under current income tax regulations. The Company refunded all excess contributions prior to the statutory deadlines.

(Continued)

(11) Department of Labor Investigation June 25, 2003

During 2003, the Department of Labor investigated the Sanmina-SCI 401(k) Plan regarding several instances in which employee deferral contributions were not deposited in a timely manner between 1999 and 2002. During 2003, the Company was provided a favorable resolution to the investigation and the Company was not required to pay any additional fees or penalties.

(12) Subsequent Event

As of June 18, 2004, the value of Sanmina-SCI Corporation common stock has declined approximately 25% from December 31, 2003.

Schedule 1

SANMINA – SCI CORPORATION 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Units/ shares		Market value
Mutual funds:			
Baron Growth	71,154	$	2,521,688
Strong Opportunity Fund – Investor Class	72,519		2,860,868
AIM Constellation Fund – Class A	198,150		4,262,203
EuroPacific Growth Fund – Class A	63,612		1,921,705
Fundamental Investors Fund	49,913		1,439,999
Van Kampen Emerging Growth Fund – Class A	28,309		1,022,790
PIMCO Total Return Fund	1,329,941		14,243,671
American Century Ultra Fund	231,825		6,178,127
AIM Balanced Fund – Class A	114,759		2,746,182
State Street Research Aurora Fund – Class A	470,951		18,183,418
T. Rowe Price U.S. Treasury Long-Term Fund	334,664		3,928,953
Fidelity Magellan Fund*	340,498		33,280,242
Fidelity Equity – Income Fund*	434,786		21,630,580
Fidelity Growth Company Fund*	1,215,526		60,861,403
Fidelity Aggressive Growth Fund*	413,919		6,179,808
Fidelity Diversified International Fund*	454,463		10,961,645
Spartan U.S. Equity Index Fund*	405,703		15,988,740
Fidelity Freedom Income Fund*	90,767		1,006,602
Fidelity Freedom 2000 Fund*	111,159		1,309,456
Fidelity Freedom 2010 Fund*	302,810		3,942,582
Fidelity Freedom 2020 Fund*	397,718		5,178,292
Fidelity Freedom 2030 Fund*	412,266		5,338,844
Fidelity Freedom 2040 Fund*	707,647		5,349,809
			230,337,607
Money market funds:			
Fidelity Retirement Money Market Portfolio*	39,084,007		39,084,007
Interest-bearing cash*	616,861		602,368
			39,686,375
Common and collective fund:			
Fidelity Managed Income Fund*	32,357,087		32,357,087
Noninterest-bearing cash*	—		5,250
Sanmina – SCI Corporation common stock*	2,812,017		35,459,534
Participant loans – 2,772 loans with interest rate ranging from 5.0% to 10.5%*			9,811,264
Assets held for investment purposes		$	347,657,117

*Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Sanmina-SCI Corporation 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-84704) on Form S-8 of Sanmina-SCI Corporation of our report dated June 16, 2004, with respect to the statements of net assets available for benefits of the Sanmina-SCI Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003, annual report on Form 11-K of Sanmina-SCI Corporation 401(k) Plan.

KPMG LLP

San Francisco, California
June 18, 2004